Exhibit 99.1

RIO ALTO TO PRODUCE 190,000 – 210,000 OUNCES OF GOLD IN 2013

For Immediate Release	February 25, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) anticipates 2013 gold production to be in the range of 190,000 to 210,000 ounces, which is identical to the previously revised production target for 2012. In 2012, Rio Alto produced 201,113 ounces. Gold production is expected to vary from quarter to quarter with the mid-points of production in Q1 expected to be approximately 34,000 ounces, Q2 approximately 44,000 ounces, Q3 approximately 64,000 ounces and Q4 approximately 59,000 ounces as shown in the following table:

	Q1	Q2	Q3	Q4	Total
Ore	2,176,000	3,536,000	4,073,000	3,632,000	13,417,000
Au gpt	0.50	0.47	0.56	0.61	0.54
Waste	6,125,000	5,923,000	5,467,000	5,858,000	23,373,000
Strip Ratio	2.81	1.68	1.34	1.61	1.74
Ounces poured	33,948	43,605	63,820	58,808	200,181

The mine operating cash cost at La Arena for 2013 is expected to be in the range of $675 to $725 per ounce which principally reflects the impact of lower ore grades in comparison to the average ore grade mined in 2012 combined with the cut back of the waste high-wall at the Calaorco pit during the first half of the year. These factors combined with rising labour costs due to continued positive GDP growth in Peru and the strengthening Peruvian currency negatively impact the mine operating cash cost.

As part of an ongoing focus on cost control, the Company has identified a number of opportunities to lower the cash cost from the stated guidance at La Arena during 2013. These opportunities include optimizing drill and blasting activities in both ore and waste, improving the productivity of shovels and haul trucks and the potential for an over-call of the grade of the ore that is mined as was experienced during 2012.

Total capital and exploration expenditures of $80M to $100M are planned for 2013. This projected expenditure is made up of $30M in respect to the gold oxide project for expansion of the leach pad to life-of-mine capacity, $37M related to La Arena Phase II, $7M related to exploration on the 27,000 hectare land package at La Arena, $2.5M related to regional exploration and $9M related to earn-ins with Duran Ventures Inc. and Santa Barbara Resources Ltd. on various properties located in southern Peru.

Alex Black, President and CEO of Rio Alto stated, “2013 will be our second year of commercial production at La Arena during which time we will be at a steady production rate of 36,000 tonnes of ore to the pad per day. Being at a steady production rate will enable us to focus on the optimization of the mining operation and cost control activities with the objective of minimizing the mine operating cash cost, whilst also advancing the development of Phase II of the project. I am confident that our management team will be successful in maximizing gold production and minimizing cash costs during the year in a safe and sustainable manner.”

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production, related costs of production and anticipated capital and exploration expenditures. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black	Alejandra Gomez, Investor Relations
Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com